Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated November 13, 2025

Registration Statement No. 333-274067

333-274067-01

BOARDWALK PIPELINES, LP

PRICING TERM SHEET

$550,000,000 5.375% Senior Notes due 2036

Issuer:	Boardwalk Pipelines, LP

Fully and unconditionally guaranteed by:	Boardwalk Pipeline Partners, LP

Ratings* (Moody’s / S&P / Fitch):	Baa2 / BBB / BBB

Note type:	Senior Unsecured Notes

Pricing date:	November 13, 2025

Settlement date**:	November 24, 2025 (T+7)

Maturity date:	February 15, 2036

Principal amount:	$550,000,000

Benchmark Treasury:	4.250% due August 15, 2035

Benchmark Treasury price / yield:	101-07+ / 4.095%

Re-offer spread:	+130 bps

Re-offer yield to maturity:	5.395%

Coupon:	5.375%

Public offering price:	99.853% of the principal amount

Net proceeds:	Approximately $543,816,500, after deducting the underwriting discount and estimated offering expenses.

Optional redemption:

In whole or in part, at any time and from time to time prior to November 15, 2035 (the “Par Call Date”), at a redemption price equal to the greater of (1) (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the notes mature on the Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 20 basis points less (b) interest accrued to the date of redemption, and (2) 100% of the principal amount of the notes to be redeemed, plus, in either case, accrued and unpaid interest thereon to the redemption date.

On or after the Par Call Date, at a redemption price equal to 100% of the principal amount of the notes being redeemed plus accrued and unpaid interest thereon to the redemption date.

Interest payment dates:	February 15 and August 15, beginning February 15, 2026

CUSIP / ISIN:	096630 AL2 / US096630AL27

Joint book-running managers:	Barclays Capital Inc. Citigroup Global Markets Inc. MUFG Securities Americas Inc. Wells Fargo Securities, LLC BofA Securities, Inc. J.P. Morgan Securities LLC Regions Securities LLC

SMBC Nikko Securities America, Inc. Truist Securities, Inc. U.S. Bancorp Investments, Inc.

Co-manager:	Comerica Securities, Inc.

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and is subject to revision or withdrawal at any time.
**

We expect delivery of the notes will be made against payment therefor on or about November 24, 2025, which is the seventh business day following the date of pricing of the notes (such settlement being referred to as “T+7”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in one business day unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes prior to the business day prior to the closing of this offering will be required, by virtue of the fact that the notes initially will settle in T+7, to specify an alternate settlement cycle at the time of any such trade to prevent failed settlement and should consult their own advisers.

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The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and any other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at http://www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. at 1-888-603-5847, Citigroup Global Markets Inc. toll-free at 1-800-831-9146, MUFG Securities Americas Inc. at 1-877-649-6848 or Wells Fargo Securities, LLC toll-free at 1-800-645-3751.